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SEC FILE NUMBER
8-68621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BlackArch Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

227 W Trade Street, Suite 2200
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Glenn Holloway	(704)414-6319	holloway@blackarchpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

1111 Metropolitan Ave.	Charlotte	NC	28204
(Address)	(City)	(State)	(Zip Code)

	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Holloway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BlackArch Securities LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mary Fischer 2/18/26

MARY FISCHER
Notary Public - North Carolina
Mecklenburg County
My Commission Expires Jul 9, 2030

Signature: Glenn Holloway

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BLACKARCH SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

And Report of Independent Registered Public Accounting Firm

BLACKARCH SECURITIES LLC
TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member
BlackArch Securities, LLC
Charlotte, North Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BlackArch Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"), that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, evidence regarding the amounts, and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Cherry Bekaert LLP

We have served as the Company's auditor since 2011.

Rockville, Maryland
February 18, 2026

BLACKARCH SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$41,195,762
Prepaid expenses	12,566
Total Assets	**$41,208,328**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses	$ 88,043
Total Liabilities	88,043

Member's Equity

Additional paid in capital	433,170
Retained earnings	40,687,115
Total Member's Equity	41,120,285
Total Liabilities and Member's Equity	**$41,208,328**

The accompanying notes to the financial statements are an integral part of this statement.

BLACKARCH SECURITIES LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025

Note 1—Organization and nature of operations

BlackArch Securities LLC (the "Company"), which is wholly-owned by BlackArch Partners LLC (the "Parent Company"), is a full-service investment banking firm primarily providing mergers and acquisition advisory and private capital solutions to middle market companies. The Parent Company is a wholly owned subsidiary of RFC Financial Services Holding LLC, which is a wholly-owned subsidiary of Regions Financial Corporation ("Regions"). The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority (FINRA). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Prepaid expenses – The Company maintains a deposit with FINRA, the self-regulatory organization that regulates the Company, for ongoing registrations and assessments.

Accrued expenses – Consists of payables due to third parties for regulatory fees due to FINRA and SIPC for ongoing business expense as well as professional services.

Note 3—Net capital requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 requires the company to maintain minimum net capital, as defined. At December 31, 2025, the Company was in compliance with the net capital requirements of the Rule. As of December 31, 2025, the Company had net capital of $40,426,556, which is $40,420,686 in excess of the required net capital of $5,870. The Company had an aggregate indebtedness percentage of 0.0022:1, which is in compliance with the 15:1 ratio required for broker dealer.

Note 4—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 5—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 6—Contingencies and uncertainties

The Company, in its capacity as a broker dealer and provider or merger and acquisition advisory services, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. As of December 31, 2025, there are no outstanding litigation or regulatory matters that will have a material impact on the Company's operating results or financial position.

Note 7 —Subsequent events

Subsequent to the audit reporting period, the Company legally changed its name from BlackArch Securities LLC. to RF M&A Services LLC., effective January 1, 2026. The change represents a modification of the Company's legal name only and did not result in any changes to the Company's ownership structure, operations, or financial position. Accordingly, no adjustments have been made to the accompanying financial statements.

The Company has evaluated subsequent events through February 18, 2026, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued. Other than the legal name change described above, no subsequent events requiring recognition or disclosure were identified.